Exhibit 12.1
Ratios of Fixed Charges to Earnings

Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of September 30, 2016, we did not have any shares of preferred stock outstanding. On July 15, 2015, we redeemed all of the outstanding shares of Series A and Series B preferred stock. We issued shares of Series A and Series B preferred stock in connection with the F&M Bancshares acquisition, on January 1, 2015, which had preferred stock pursuant to the U.S. Treasury's Troubled Asset Relief Program.

The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Dollars in thousands)
Fixed charges:
Interest on borrowings	$994	$1,179	$1,367	$229	$15	$—	$—
Preferred stock dividends	—	860	860	—	—	—	—
Fixed charges and preferred stock dividends, excluding interest on deposits	994	2,039	2,227	229	15	—	—
Interest on deposits	6,861	5,224	7,273	5,342	4,432	3,775	3,314
Fixed charges and preferred stock dividends, including interest on deposits	$7,855	$7,263	$9,500	$5,571	$4,447	$3,775	$3,314

Earnings available for fixed charges excluding interest on deposits:
Income before taxes	$24,592	$17,383	$23,561	$13,833	$10,692	$7,055	$3,196
Distributed equity income of affiliated companies	—	—	—	—	—	—	—
Add: Fixed charges and preferred stock dividends, excluding interest on deposits	994	2,039	2,227	229	15	—	—
Preferred stock dividends	—	(860)	(860)	—	—	—	—
Total earnings available for fixed charges excluding interest on deposits	$25,586	$18,562	$24,928	$14,062	$10,707	$7,055	$3,196

Ratio of earnings to fixed charges excluding interest on deposits	25.74	9.10	11.19	61.41	713.80	—	—

Earnings available for fixed charges including interest on deposits:
Income before taxes	$24,592	$17,383	$23,561	$13,833	$10,692	$7,055	$3,196
Distributed equity income of affiliated companies	—	—	—	—	—	—	—
Add: Fixed charges and preferred stock dividends, including interest on deposits	7,855	7,263	9,500	5,571	4,447	3,775	3,314
Preferred stock dividends	—	(860)	(860)	—	—	—	—
Total earnings available for fixed charges including interest on deposits	$32,447	$23,786	$32,201	$19,404	$15,139	$10,830	$6,510

Ratio of earnings to fixed charges including interest on deposits	4.13	3.27	3.39	3.48	3.40	2.87	1.96